Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration and related Prospectus of Brand Engagement Network Inc. for the registration of its common stock, pre-funded warrants to purchase common stock, and warrants to purchase common stock, and to the use of our report dated March 14, 2024 except for the effect of the recapitalization, as to which the date is June 20, 2024, which includes an explanatory paragraph regarding Brand Engagement Network Inc.’s ability to continue as a going concern, with respect to the consolidated financial statements of Brand Engagement Network Inc. (formerly Blockchain Exchange Network, Inc.).

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois, United States of America

February 14, 2025